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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TB WOOD’S CORPORATION
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)
872226105
(CUSIP Number)
Altra Holdings, Inc.
14 Hayward St.
Quincy, MA 02171
Attention: Michael L. Hurt
Chairman and Chief Executive Officer
(617) 689-6354
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Craig W. Adas, Esq.
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, California 94065
(650) 802-3000
February 17, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	872226105	Page	2	of	8

1	NAMES OF REPORTING PERSONS: ALTRA HOLDINGS, INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	61-1478870

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,600,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	42.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*	Beneficial ownership of the common stock, par value $0.01 per share (“Common Stock”), of TB Wood’s Corporation referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Support Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the percentage is based on 3,773,727 shares of Common Stock issued and outstanding as of February 15, 2007, which number is based on the representations made by TB Wood’s Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No.	872226105	Page	3	of	8

1	NAMES OF REPORTING PERSONS: FOREST ACQUISITION CORPORATION

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,600,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	42.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*	Beneficial ownership of the common stock, par value $0.01 per share (“Common Stock”), of TB Wood’s Corporation referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Support Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the percentage is based on 3,773,727 shares of Common Stock issued and outstanding as of February 15, 2007, which number is based on the representations made by TB Wood’s Corporation in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of TB Wood’s Corporation, a Delaware Corporation (“TB Wood’s”). TB Wood’s principal executive offices are located at 440 North Fifth Avenue, Chambersburg, PA 17201.
Item 2. Identity and Background
     This Statement is being filed jointly by Altra Holdings, Inc., a Delaware corporation (“Altra”), and its wholly owned subsidiary, Forest Acquisition Corporation, a Delaware corporation (“Purchaser”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).
     Altra is a global designer, producer and marketer of a wide range of mechanical power transmission and motion control products serving customers in a diverse group of industries, including energy, general industrial, material handling, mining, transportation and turf and garden. Purchaser is a subsidiary of Altra organized for the purpose of engaging in the transactions contemplated by the Merger Agreement (as defined in Item 4 below). The principal business office address of each of Altra and Purchaser is 14 Hayward St., Quincy, MA 02171.
     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A hereto.
     During the last five years, neither the Reporting Persons nor, to the knowledge of any Reporting Person, any of the persons listed on Schedule A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     In connection with the Merger Agreement described in Item 4, as a condition to the willingness of Altra and Purchaser to enter into the Merger Agreement, and as an inducement and in consideration therefor, Altra and Purchaser entered into a Support Agreement, dated as of February 17, 2007 (the “Support Agreement”), with Thomas C. Foley (the “Stockholder”). By reason of Altra and Purchaser’s entering into the Support Agreement, Altra may be deemed to have acquired beneficial ownership of the shares of Common Stock that are the subject of the Support Agreement.
     The transactions contemplated by the Merger Agreement are not conditioned upon obtaining financing. Altra anticipates that it will fund the transactions contemplated by the Merger Agreement through cash on hand, drawing on a portion of its revolving credit facility with Wells Fargo Foothill, and a planned follow-on offering of its existing 9% senior secured notes due 2011 through Jefferies & Company, Inc. The proposed transaction is valued at approximately $106 million (based on a fully-diluted equity value). For a more detailed description of the Support Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.
     The discussion of the anticipated follow-on offering discussed above is not an offer to sell or the solicitation of an offer to buy any securities. Any offering will only be offered and sold to qualified institutional buyers in reliance on Rule 144A, to certain institutional accredited investors and outside the United States in compliance with Regulation S under the Securities Act of 1933, as amended. The notes have not been registered under the Securities Act and may not be offered or sold in the United States, absent registration or an applicable exemption from such registration requirements.
Item 4. Purpose of Transaction
     Merger Agreement
     On February 17, 2007, Altra, Purchaser, and TB Wood’s entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser will commence a tender offer (the “Offer”) to acquire all of the outstanding common stock (the “Shares”) of TB Wood’s at $24.80 per Share in cash. Also pursuant to the Merger Agreement, TB Wood’s granted to Purchaser an option to purchase, at $24.80 per Share, a number of Shares up to that number which, when added to the number of Shares owned by

Altra immediately following acceptance of Shares in the Offer, shall constitute one Share more than 90% of the Shares then outstanding. The option to purchase may not be exercised unless more than 80% of the outstanding Shares have been validly tendered and not withdrawn pursuant to the Offer, and the number of Shares purchased shall not exceed 19.9% of the Shares outstanding on February 17, 2007.
     Promptly after Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer, and at all times thereafter, Purchaser will be entitled to designate a number of directors on TB Wood’s Board of Directors that reflects Altra and Purchaser’s proportionate beneficial ownership in TB Wood’s. TB Wood’s will, upon Purchaser’s request, promptly take actions necessary to enable such designation of directors, including filling vacancies or newly created directorships, increasing the size of TB Wood’s Board of Directors (including by amending TB Wood’s bylaws), and/or securing resignations of incumbent directors.
     Following the closing of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement (i) Purchaser will be merged with and into TB Wood’s and the separate corporate existence of Purchaser will thereupon cease; (ii) TB Wood’s shall be the surviving corporation and a wholly-owned subsidiary of Altra; and (iii) the separate corporate existence of TB Wood’s with all its rights, privileges, and immunities shall continue unaffected by the Merger. Purchaser and TB Wood’s will take all necessary action such that TB Wood’s certificate of incorporation and bylaws will be amended in the forms set forth as exhibits to the Merger Agreement.
     The directors of Purchaser immediately prior to the effective time of the merger will, after the merger, continue as the directors of the surviving corporation, and the officers of TB Wood’s immediately prior to the effective time of the merger, will continue as officers of the surviving corporation after the merger, in each case until their respective successors are duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the surviving corporation's amended certificate of incorporation and bylaws.
     Following the merger, the Shares will no longer be traded on the Nasdaq, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.
     Support Agreement
     As noted in Item 3 above, in connection with the Merger Agreement, as a condition to the willingness of Altra and Purchaser to enter into the Merger Agreement, and as an inducement and in consideration therefor, Altra and Purchaser entered into the Support Agreement with the Stockholder. Pursuant to the Support Agreement, Stockholder has agreed to, as promptly as practicable and in any event within 10 business days of the commencement of the Offer, (i) validly tender, or cause to be tendered, 1,600,000 Shares pursuant to and in accordance with the terms of the Offer, and (ii) not withdraw any of the 1,600,000 Shares from the Offer, unless and until the Offer or Support Agreement has been terminated.
     The summaries of the Merger Agreement and Support Agreement contained in this Item 4 are qualified in their entireties by reference to the Merger Agreement and Support Agreement, each of which is incorporated herein by reference. Copies of the Merger Agreement and Support Agreement were filed with the Securities and Exchange Commission on February 20, 2007, as Exhibits 1.1 and 10.1, respectively, to Altra’s Current Report on Form 8-K.
Item 5. Interest in Securities of the Issuer
     (a) Pursuant to the Support Agreement, the Reporting Persons may be deemed to beneficially own 1,600,000 shares of Common Stock, which represents 42.4% of the Company’s outstanding Common Stock, which is calculated based on a total of 3,773,727 shares of Common Stock outstanding as of February 15, 2007, which number of total outstanding shares is based on the representations made by TB Wood’s in the Merger Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
     By virtue of their relationships with the Reporting Persons, the persons listed on Schedule A hereto may be deemed to beneficially own the securities subject to the Support Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Schedule A that he is the beneficial owner of any Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
     To the best of the knowledge of the Reporting Persons, none of the persons listed on Schedule A owns any shares of the Common Stock, other than Mr. Hurt who owns 2,081 shares and Mr. Conte who owns 9,236 shares. Mr. Hurt and Mr. Conte acquired their shares of Common Stock in connection with their previous relationships with TB Wood's.
     (b) Pursuant to the Support Agreement, the Reporting Persons may be deemed to have shared dispositive power over 1,600,000 shares of Common Stock held beneficially by the Shareholder. In addition, to the knowledge of the Reporting Persons, Mr. Hurt and Mr. Conte have sole power to vote and to dispose of their respective shares.
     (c) Neither the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person listed on Schedule A, has effected any transaction in the Common Stock during the past sixty days (other than the 2,081 shares owned by Mr. Hurt which were acquired in January, 2007, in connection with the cashless exercise of stock options, with a strike price of $12.75 per share, that were about to expire).
     (d) The Stockholder is the record owner of the shares of Common Stock covered by the Support Agreement that the Reporting Persons may be deemed to beneficially own. The Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except for the arrangements described in Items 3, 4 or 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies
Item 7. Material to Be Filed as Exhibits
     The following documents are filed as exhibits to this Statement:

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated February 17, 2007, among Altra Holdings, Inc., Forest Acquisition Corporation and TB Wood’s Corporation (incorporated by reference to Exhibit 1.1 to Altra’s Current Report on Form 8-K dated February 20, 2007).

99.2	Support Agreement, dated February 17, 2007, among Altra Holdings, Inc., Forest Acquisition Corporation, and Thomas C. Foley (incorporated by reference to Exhibit 10.1 to Altra’s Current Report on Form 8-K dated February 20, 2007).

Schedule A
DIRECTORS AND EXECUTIVE OFFICERS
     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Altra and Purchaser are set forth below. Unless otherwise indicated below, the business address of each director and executive officer is 14 Hayward St., Quincy, MA 02171. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s position with Altra or Purchaser, as applicable. All of the persons listed below are citizens of the United States of America.
Altra Holdings, Inc.

Name	Present Principal Occupation or Employment
Directors
Michael L. Hurt	Chairman and Chief Executive Officer
Jean-Pierre L. Conte	Chairman and Managing Director of Genstar Capital LLC
Richard D. Paterson	Managing Director of Genstar Capital LLC
Darren J. Gold	Managing Director of Genstar Capital LLC
Frank E. Bauchiero	Strategic Advisory Committee member of Genstar Capital LLC
Larry McPherson	Retired, Advisor to board of directors of NSK Ltd. and board member of McNaughton and Gunn, Inc.

Executive Officers
(Who Are Not Directors)
Carl R. Christenson	President and Chief Operating Officer
David A. Wall	Chief Financial Officer
Gerald Ferris	Vice President of Global Sales, Altra Industrial Motion, Inc.
Timothy McGowan	Vice President of Human Resources, Altra Industrial Motion, Inc.
Edward L. Novotny	Vice President and General Manager, Boston Gear, Overrunning Clutch, Huco
Craig Schuele	Vice President of Marketing and Business Development, Altra Industrial Motion, Inc.
Forest Acquisition Corporation

Name	Present Principal Occupation or Employment
Directors
Michael L. Hurt	Director, President and Chief Executive Officer of Forest Acquisition Corp;
Director, Chairman and Chief Executive Officer of Altra Holdings, Inc.
Jean-Pierre L. Conte	Chairman and Managing Director of Genstar Capital LLC
Darren J. Gold	Managing Director of Genstar Capital LLC

Executive Officers
(Who Are Not Directors)
David A. Wall	Chief Financial Officer, Treasurer and Secretary of Forest Acquisition Corp; Chief Financial Officer of Altra Holdings, Inc.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2007	ALTRA HOLDINGS, INC., a Delaware corporation
	By:	Michael L. Hurt
	Its:	Chairman and Chief Executive Officer

		By:	/s/ Michael L. Hurt

FOREST ACQUISITION CORPORATION, a Delaware corporation
By:	Michael L. Hurt
Its:	President and Chief Executive Officer

	By:	/s/ Michael L. Hurt